Exhibit 12.1

Gastar Exploration Ltd. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

and to Combined Fixed Charges (Unaudited)

Earnings (Loss):	For the Six Months Ended June 30, 2009	For the Year Ended December 31,
		2008	2007	2006	2005	2004
		(in thousands, except ratios)
Net loss	$(72,580)	$(5,361)	$(30,540)	$(84,839)	$(25,692)	$(12,776)
Add: Fixed charges	11,732	18,163	16,185	16,052	14,126	3,265
Add: Amortization of capitalized interest	908	180	5	—	—	—
Less: Interest capitalized	(9,382)	(12,225)	(1,857)	—	—	—

Net loss, as adjusted	$(69,322)	$757	$(16,207)	$(68,787)	$(11,566)	(9,511)

Fixed Charges:
Total interest expensed	$10,273	$16,080	$11,702	$11,339	$10,456	$957
Amortization of financing costs	1,408	1,998	4,235	4,260	3,449	2,291
Estimated interest portion of operating leases	51	85	248	453	221	17

Total fixed charges	$11,732	$18,163	$16,185	$16,052	$14,126	$3,265

Fixed Charges and Fixed Charge Ratio:
Deficiency to fixed charges	$(81,054)	$(17,406)	$(32,392)	$(84,839)	$(25,692)	$(12,776)

Earnings to fixed charges (1)	—	—	—	—	—	—

(1)	As we reported losses (deficiency with fixed charges) in each of the periods reported, our ratio of earnings to fixed charges was less than zero.

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